Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2006

DAVIDSON & COMPANY LLP Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Goldbelt Resources Ltd.

We have audited the consolidated balance sheets of Goldbelt Resources Ltd. as at June 30, 2006 and 2005, and the consolidated statements of operations and (deficit) retained earnings and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 4, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to shareholders dated August 4, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 4, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at June 30
(Expressed in Canadian Dollars)

	2006	2005
	$	$

ASSETS
Current
Cash	6,119,181	4,530,762
Receivables	51,284	-
Prepaid expenses	65,746	44,984

	6,236,211	4,575,746
Mill deposit (Note 3)	187,301	-
Equipment (Note 3)	200,622	45,429
Mineral properties (Note 4)	14,057,360	10,241,203

	20,681,494	14,862,378

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	370,009	1,897,029
Due to Resolute Mining Limited (Note 4)	-	1,933,588

	370,009	3,830,617

Shareholders’ equity
Capital stock (Note 5)	23,242,232	11,737,625
Contributed surplus (Note 5)	1,740,524	652,792
Deficit	(4,671,271)	(1,358,656)

	20,311,485	11,031,761

	20,681,494	14,862,378

Nature of operations (Note 1)
Subsequent event (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

“Elizabeth A. Martin”                                     “Paul J. Morgan”
Director                                                  Director

Goldbelt Resources Ltd.
Consolidated Statements of Operations and (Deficit) Retained Earnings
Years ended June 30
(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$

Expenses
Professional fees	265,231	336,727	99,716
Travel and promotion	651,638	372,696	187,189
Stock-based compensation	1,217,332	412,146	17,646
Consulting fees	299,904	147,000	92,773
Salaries and benefits	564,923	91,860	16,021
Transfer agent and filing fees	75,193	88,094	10,570
Shareholder relations	188,560	276,955	9,656
Office and occupancy costs	162,329	32,148	8,806
Telecommunications	45,914	9,358	1,662
Directors’ fees	26,395	-	-
Amortization	17,904	657	-

Loss before other items	(3,515,323)	(1,767,641)	(444,039)

Other items
Foreign exchange gain (loss)	134,463	26,871	(1,188)
Interest income	68,245	4,251	3,937
Gain on sale of long-term investments (Note 1)	-	-	872,239
Gain on settlement of accounts payable (Note 6)	-	-	104,972

	202,708	31,122	979,960

(Loss) net income for the year	(3,312,615)	(1,736,519)	535,921

(Deficit) retained earnings, beginning of year	(1,358,656)	377,863	(158,058)

(Deficit) retained earnings, end of year	(4,671,271)	(1,358,656)	377,863

(Loss) Earnings per common share

Basic	(0.09)	(0.10)	0.08

Diluted	(0.09)	(0.10)	0.07

Weighted average number of common shares

Basic	38,475,471	17,274,397	6,834,589

Diluted	38,475,471	17,274,397	8,209,589

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Consolidated Statements of Cash Flows
Years ended June 30
(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$

Cash flows used in operating activities
(Loss) net income for the year	(3,312,615)	(1,736,519)	535,921
Items not affecting cash:
Amortization	17,904	657	-
Stock-based compensation	1,217,332	412,146	17,646
Gain on sale of investments	-	-	872,239)
Gain on settlement of accounts payable	-	-	(104,972)
Gain on foreign exchange	(125,419)	(17,468)	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(20,850)	3,823	(2,361)
Increase in prepaid expenses	(19,358)	(20,055)	(9,366)
(Decrease) increase in accounts payable and accrued liabilities	(186,870)	220,065	(215,826)

Net cash used in operating activities	(2,429,876)	(1,137,351)	(651,197)

Cash flows used in investing activities
Acquisition of mineral properties	(3,805,555)	(717,203)	-
Acquisition of equipment	(182,164)	(36,775)	-
Mill deposit	(187,301)	-	-
Acquisition of subsidiaries	-	(2,183,225)	-
Proceeds from sale of investments	-	-	1,217,463

Net cash (used in) provided by investing activities	(4,175,020)	(2,937,203)	1,217,463

Cash flows from financing activities
Proceeds on issuance of capital stock	8,408,494	8,200,000	480,000
Share issue costs	(215,179)	(653,275)	-

Net cash provided by financing activities	8,193,315	7,546,725	480,000

Increase in cash	1,588,419	3,472,171	1,046,266

Cash, beginning of year	4,530,762	1,058,591	12,325

Cash, end of year	6,119,181	4,530,762	1,058,591

Cash paid for interest	-	-	-

Cash paid for income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

1.     NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the “Company” or “Goldbelt”) was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings Plc and Regal Petroleum Plc for proceeds of $1,217,463 resulting in a gain of $872,239. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 in fiscal 2005 by way of a private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Gold Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company has completed a scoping study, environmental impact study and is in the process of completing a pre-feasibility study of the Inata Gold Project and has applied for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company’s continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES

Sources of GAAP
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant policies are as follows:

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its significant wholly-owned subsidiaries, Resolute (West Africa) Limited (Jersey) and Goldbelt Resources (West Africa) S.A.R.L. (Burkina Faso). All intercompany balances and transactions are eliminated upon consolidation.

Use of estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates and assumptions include those related to the recoverability of mineral properties, estimated useful lives of equipment, determinations as to whether costs are expensed or deferred and stock compensation valuation assumptions. Financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents
Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Equipment
Equipment is recorded at cost. Amortization of equipment used for exploration and development is capitalized to mineral properties.

Amortization is recorded using the straight-line method based on a useful life of five years for office and field equipment, and three years for computer equipment.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments
Long-term investments in which the Company does not exercise significant influence are recorded at cost. Long-term investments are written down to net-realizable value if there is a decline in their carrying value that is other than temporary.

Income taxes
Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantively enacted. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation
The grants of stock options to officers, directors and consultants are recognized as compensation expense based on the estimated fair value at the date of the grant.

Mineral properties
All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history typical of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation
The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of transactions. Translation gains and losses are reflected in loss for the year.

Comparative figures
Certain comparative figures have been reclassified, where necessary, to conform to the current year’s presentation.

Earnings (loss) per share
Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method it is assumed that the proceeds deemed to be received on the exercise of these instruments are applied to reacquire common shares at the average market price during the year. The effect of potential issuances of shares under options and warrants is presented as follows:

	2006	2005	2004

Basic weighted average number of common shares	38,475,471	17,274,397	6,834,589
Effect of dilutive stock options and warrants	-	-	1,375,000
Diluted weighted average number of common shares	38,475,471	17,274,397	8,209,589

Asset retirement obligation
In fiscal 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At June 30, 2006, the Company has not incurred or committed to any reclamation obligation on its mineral properties.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

3.     EQUIPMENT

	2006	2005
	$	$

Computer equipment	38,748	10,206
Field equipment	158,168	20,960
Office equipment	35,830	19,416
	232,746	50,582

Less: Accumulated amortization
Computer equipment	10,890	1,224
Field equipment	5,195	2,725
Office equipment	16,039	1,204
	32,124	5,153

Net book value
Computer equipment	27,858	8,982
Field equipment	152,973	18,235
Office equipment	19,791	18,212
	200,622	45,429

Mill deposit
On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located 125km south of Darwin in the Northern Territory, Australia. The agreement entails an Australian $200,000 (CAD$187,301) non-refundable deposit which was paid in May 2006. Goldbelt may finalize the purchase of the plant with payment of A$1 million by October 31, 2006 or any time prior to this date with the commencement of removal of the plant, whichever is earlier. A further sum of A$500,000 will be due November 30, 2006 and a final payment of A$300,000 will be due no later than December 29, 2006. An additional payment of A$200,000 will be required should the plant removal be delayed beyond November 30, 2006. Any portion of the additional payment not utilized by Tanami for plant and cleanup costs will be returned to the Company.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

4.     MINERAL PROPERTIES

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the “Agreement”) with Resolute Mining Limited (“Resolute”) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute’s 100% owned subsidiary, Resolute (West Africa) Limited (“RWA”). The primary assets of RWA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits.

On March 3, 2005, the Company completed the acquisition (the “Acquisition”) of the subsidiary of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 5).

The subsidiary was acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,575,685) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706 and allocated to mineral properties. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

In January 2006, pursuant to Goldbelt's obligations under the Agreement with Resolute, Goldbelt issued to Resolute 723,982 common shares of the Company and 361,990 common share purchase warrants with a value of $470,588 and allocated to mineral properties. Included in the warrants are 180,995 exercisable at $0.65 until January 13, 2008 and 180,995 exercisable at $0.845 until January 13, 2008.

In April 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt issued to Resolute 1,176,471 common shares and 588,326 common share purchase warrants valued at $764,706 and allocated to mineral properties. Included in the warrants are 294,118 exercisable at $0.75 until January 17, 2008 and 294,118 exercisable at $0.98 until January 17, 2008. Resolute surrendered for cancellation, previously issued 1,176,471 Goldbelt warrants exercisable at $0.65 until September 3, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described in Note 5. The remaining 2,588,235 warrants exercisable at $0.65 until September 3, 2006 were exercised in May 2006.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

4.     MINERAL PROPERTIES (continued)

The Acquisition of RWA has been accounted for using the purchase method. The total purchase price of $8,044,147 at March 3, 2005 has been allocated as follows:

Cash	$20,160
Prepaids	13,009
Equipment	14,089
Mineral properties	8,029,872
Accounts payable and accrued liabilities	(32,983)
$8,044,147

	Belahouro	Other permits	Total
	$	$	$

Balance - June 30, 2004	-	-	-
Acquisition from Resolute	7,694,024	335,848	8,029,872
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	149,227	361,953
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	1,156,244	-	1,156,244
Equipment amortization	4,496	-	4,496
Field supplies	44,131	-	44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Salaries and benefits	254,067	-	254,067
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Travel and fuel	87,577	2,191	89,768
Balance - June 30, 2005	9,741,320	499,883	10,241,203

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

4.     MINERAL PROPERTIES (continued)

	Belahouro	Other permits	Total
	$	$	$

Balance - June 30, 2005	9,741,320	499,883	10,241,203
Acquisition from Resolute	1,183,613	51,681	1,235,294
Administrative	100,116	25,916	126,032
Assay and sampling	165,311	68,308	233,619
Camp and general	42,289	9,125	51,414
Communications	31,800	5,582	37,382
Drilling	382,266	-	382,266
Environmental studies	93,911	746	94,657
Equipment amortization	7,955	-	7,955
Field supplies	77,516	6,198	83,714
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	3,419	241	3,660
Project engineering	386,915	-	386,915
Repairs and maintenance	53,956	12,103	66,059
Resource and mine engineering	275,209	-	275,209
Safety	3,121	602	3,723
Salaries and benefits	418,044	119,892	537,936
Taxes	14,815	47,955	62,770
Training	983	1,204	2,187
Travel and fuel	175,091	20,445	195,536
Expenditures in fiscal 2006	3,446,159	369,998	3,816,157
Balance - June 30, 2006	13,187,479	869,881	14,057,360

The Belahouro exploration license which encompassed an area of 1,187 km² and contained the Inata Gold Project expired in April 2006. The Company has submitted an application for an exploitation license on the Inata Gold Project which covers an area of approximately 26 km². Prior to the expiration of the Belahouro license, the Company applied for and subsequently received 10 new exploration licenses covering an area of 2,474 km². These new licenses include the remaining area of the previous Belahouro license and surround the Inata Gold Project. The Inata Gold Project is subject to a third party royalty of 2.5% and a government royalty of 3% on gross sales.

In addition to the Belahouro area exploration licenses and the Inata Gold Project whose exploitation license application is under review, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km². Two licenses covering 496 km² lie immediately north of the Belahouro exploration permits. Seven licenses are located in the Houndé and Bougouriba provinces of southwestern Burkina Faso covering an area of approximately 1,655 km². The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km² area.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount	Surplus
		$	$
Authorized
Unlimited number of common shares without par value

Balance June 30, 2003	4,655,137	182,424	-
Issued for cash	3,500,000	480,000	-
Stock-based compensation	-	-	17,646
Balance, June 30, 2004	8,155,137	662,424	17,646
Exercise of warrants	2,000,000	200,000	-
Rounding adjustment	3	-	-
Private placement	16,000,000	8,000,000	-
Shares issued for mineral properties	7,529,412	3,764,706	-
Shares issued for sponsor’s fees	175,000	87,500	-
Shares issued for finder’s fees for mineral properties	250,000	125,000	-
Stock-based compensation	-	-	412,146
Agents’ compensation	-	-	223,000
Share issue costs	-	(1,102,005)	-
Balance, June 30, 2005	34,109,552	11,737,625	652,792
Private placement	1,538,462	1,000,000	-
Exercise of warrants	10,588,235	6,882,353	-
Shares issued for mineral properties	1,900,453	1,235,294	-
Shares issued for settlement of debt	1,670,000	1,808,169	-
Exercise of agents’ compensation warrants	255,398	166,009	-
Exercise of options	660,000	66,000	-
Exercise of agents’ compensation options	565,647	294,132	-
Stock-based compensation	-	-	1,217,332
Agents’ compensation	-	-	25,000
Exercise of options	-	154,600	(154,600)
Share issue costs		(101,950)	-
Balance, June 30, 2006	51,287,747	23,242,232	1,740,524

Included in issued capital stock are 8,530,588 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Private placements

         Fiscal 2005
During fiscal 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange exceeds $0.95 for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor’s fees, and granted to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

Fiscal 2006
On January 13, 2006, the Company completed a private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The Company paid commissions and issuance costs of $76,950; and granted 107,692 common share purchase warrants valued at $25,000 and exercisable at $0.71 per share until January 13, 2007.

Stock option plan
The Company has a stock option plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to a maximum of 5,000,000 shares in the capital of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years. In accordance with current policies of the TSX Venture Exchange (“TSXV”), for so long as the Company is a Tier 2 issuer on the TSXV, options granted under the Plan shall vest and be exercisable as to 25% of the option upon the grant date and as to 12 1/2% every quarter thereafter unless otherwise determined by the directors of the Company and acceptable to the TSXV. At any time after the Company becomes a Tier 1 issuer on the TSXV, the Directors, subject to the policies of the TSXV, may determine and impose terms upon which each option shall become vested in respect of option shares, but no vesting period shall be required. As at June 30, 2006, options to acquire 5,110,000 common shares, including 660,000 subject to shareholders’ approval, were outstanding, of which 2,869,375 were exercisable. Stock option transactions are summarized as follows:

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

	Options		Weighted Average
			Exercise Price
	2006	2005	2006	2005
			$	$
Outstanding, beginning of year	1,985,000	660,000	0.43	0.10
Granted	3,785,000	1,325,000	0.69	0.60
Exercised	(660,000)	-	(0.10)	-
Outstanding, end of year	5,110,000	1,985,000	0.67	0.43

	Number		Exercise	Expiry
Fiscal year granted	of Options		Price	Date
			$
2005	375,000		0.48	December 1, 2007
	150,000		0.25	July 12, 2009
	800,000		0.72	March 9, 2010
2006	500,000		0.54	September 26, 2010
	925,000		0.62	November 25, 2010
	1,550,000		0.69	December 16, 2010
	150,000		0.71	January 9, 2011
	660,000	(1)	0.89	February 10, 2011
Total	5,110,000

(1) These options which were granted to three directors are subject to shareholders’ approval at the Company’s next annual general meeting.

Warrants and agents’ compensation options
The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company for the year ended June 30, 2006:

		Number of common shares
	Exercise	Opening					Closing
Expiry Date	Price	Balance		Issued	Exercised	Cancelled	Balance
	$
September 3, 2006	0.65	11,764,706	(1)	-	(10,588,235)	(1,176,471)	-
March 3, 2007	0.50	1,882,353		-	-	-	1,882,353
March 3, 2007	0.65	1,882,353		-	-	-	1,882,353
March 3, 2007	1.00	125,000		-	-	-	125,000
March 3, 2007	0.65	-	(1)	255,898	(255,398)	-	500
March 3, 2007	0.50	1,602,825	(2)	-	(767,702)	-	835,123
January 13, 2007	0.71	-		107,692	(53,846)	-	53,846
January 13, 2008	0.65	-		180,995	-	-	180,995
January 13, 2008	0.845	-		180,995	-	-	180,995
January 17, 2008	0.75	-		294,118	-	-	294,118
January 17, 2008	0.98	-		294,118	-	-	294,118
		17,527,237		1,313,816	(11,665,181)	(1,176,471)	5,729,401

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company for the year ended June 30, 2005:

		Number of common shares
	Exercise	Opening					Closing
Expiry Date	Price	Balance	Issued		Exercised	Cancelled	Balance
	$
September 3, 2006	0.65	-	11,764,706		-	-	11,764,706
March 3, 2007	0.50	-	1,882,353		-	-	1,882,353
March 3, 2007	0.65	-	1,882,353		-	-	1,882,353
March 3, 2007	1.00	-	125,000		-	-	125,000
March 3, 2007	0.50	-	1,602,825	(2)	-	-	1,602,825
		-	17,257,237		-	-	17,257,237

(1)
If the closing price of the shares of the Company on the TSX Venture Exchange exceeds $0.95 for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

(2)
The Company issued 1,068,550 units as agents’ compensation options on the March 3, 2005 private placement. Each agent’s compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants

Valuation of stock-based compensation and agents’ compensation options
The fair value of 3,785,000 (2005: 1,325,000; 2004: 660,000) options granted during the year ended June 30, 2006 has been estimated at the date of grant using a Black-Scholes option pricing model. The valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.9% (2005: 3.3%; 2004: 4.1%); annualized volatility factor of the expected market price of the Company’s common stock of 70% (2005: 70%; 2004: 110%); weighted average expected life of the options of 5.0 years (2005: 4.3 years; 2004: 5 years), and expected dividend yield of 0% (2005: 0%; 2004: 0%). The resulting weighted average fair value per option granted was $0.42 (2005: $0.14; 2004: $0.05). The estimated fair value of the options is expensed over the vesting period.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The Company recorded a fair value of $25,000 (2005: $223,000) for the 107,692 (2005: 1,068,550) agents’ compensation options granted during the year ended June 30, 2006, using the Black-Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 2.8% (2005: 1.2%); annualized volatility factor of the expected market price of the Company’s common stock of 80% (2005: 70%); expected life of the options of 1 year (2005: 1 year), and expected dividend yield of 0% (2005: 0%).

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.     RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a)	At June 30, 2006, the Company owed $Nil (2005: $337,848) to a director for consulting fees, which are included in accounts payable and accrued liabilities.

b)	During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254, 972 resulting in a gain on settlement of $104,972.

c)	The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type ofTerms and conditions
Related party	fees		2006	2005	2004
			$	$	$
Directors	Consulting	Normal commercial	145,000	52,000	32,273
Director related entities	Professional	Normal commercial	-	189,045	69,238
Directors	Acquisition	Normal commercial	-	230,381	-
Directors	Financing	Normal commercial	-	138,229	-
			145,000	609,655	101,511

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

7.     INCOME TAXES

a)     A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006	2005	2004
	$	$	$
(Loss) income before income taxes	(3,312,615)	(1,736,519)	535,921
Income (taxes) recovery	1,176,000	616,000	(191,000)
Stock-based compensation not deductible
for income tax purposes	(432,000)	(146,000)	(6,000)
Non-taxable portion of gain
on sale of investments	-	-	155,000
(Unrecognized) recognized benefit of net operating losses	(744,000)	(470,000)	42,000
	-	-	-

b)     Significant components of the Company’s future income tax assets are as follows:

	2006	2005
	$	$
Future income tax assets
Losses available for future periods	1,530,000	917,000
Financing costs	190,000	250,000
	1,720,000	1,167,000
Valuation allowance	(1,720,000)	(1,167,000)
Net future income taxes	-	-

At June 30, 2006, the Company has available for deduction against Canadian future taxable income, non-capital losses of approximately $4,311,000 and unamortized financing costs of approximately $536,000. The losses, if not utilized, will expire through 2016. In addition, the Company has capital loss carry forwards, subject to certain restrictions, for Canadian income tax purposes, which may be carried forward indefinitely, subject to final determination by taxation authorities. Future tax benefits which may arise as a result of these non-capital losses and financing costs have not been recognized in these financial statements and have been offset by a valuation allowance.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

8.     SEGMENTED INFORMATION

All of the Company’s operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

	2006	2005
	$	$
Equipment and mineral properties:
Burkina Faso	14,234,022	10,270,475
Canada	23,960	16,157
	14,257,982	10,286,632

9.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2006 included:
a)     Issuance of 1,176,471 common shares valued at $764,706 pursuant to the acquisition agreement (Note 4).
b)     Issuance of 723,982 common shares valued at $470,588 pursuant to the acquisition agreement (Note 4).
c)     Issuance of 1,670,000 common shares valued at $1,808,169 to settle the Resolute debt (Note 4).
d)      Issuance of 107,692 agents’ compensation warrants valued at $25,000 as agents’ compensation on a private placement (Note 5).
e)     Accounts payable of $212,416 and receivables of $30,434 related to the acquisition of mineral properties.

The significant non-cash transactions during the year ended June 30, 2005 included:
a)      Issuance of 7,529,412 common shares valued at $3,764,706, 250,000 units valued at $125,000 as finder’s fees and a payable of $1,933,588 due to Resolute Mining Limited pursuant to the acquisition agreement (Note 4).
b)      Issuance of 175,000 common shares valued at $87,500 as sponsor’s fees in relation to the private placement completed March 3, 2005 (Note 5).
c)      Issuance of 1,068,550 agents’ compensation units valued at $223,000 as agents’ compensation on a private placement (Note 5).
d)     Accrued liabilities of $1,414,335 related to the acquisition of mineral properties.
e)     Accrual of liabilities $138,230 related to share issuance costs.

There were no non-cash transactions during the year ended June 30, 2004.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

10.    FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11.    SUBSEQUENT EVENT

Subsequent to June 30, 2006 the Company issued 26,923 common shares for proceeds of $19,115 pursuant to the exercise of agents’ warrants.

12.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

a)    Net income (loss) and per share information
	2006	2005	2004
	$	$	$
(Loss) net income under Canadian GAAP	(3,312,615)	(1,736,519)	535,921
Mineral properties expenditures expensed
under U.S. GAAP (Note 12(d))	(2,632,544)	(2,547,179)	-
(Loss) net income under U.S. GAAP	(5,945,159)	(4,283,698)	535,921
(Loss) earnings per share U.S. GAAP
Basic	(0.15)	(0.25)	0.08
Diluted	(0.15)	(0.25)	0.07
Weighted average number of shares outstanding
Basic	38,475,471	17,274,397	6,834,589
Diluted	38,475,471	17,274,397	8,209,589

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

12.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)     Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

	2006	2005
	$	$
Mineral properties
As determined under Canadian GAAP	14,057,360	10,241,203
Adjustment for expenditures expensed (Notes 12 (d))	(5,179,723)	(2,547,179)
Mineral properties as determined under U.S. GAAP	8,877,637	7,694,024

Shareholders’ equity
Capital stock
As determined under Canadian GAAP	23,242,232	11,737,625
Amortization of note discount (Note 12 (e))	(394,285)	(394,285)
Compensation expense (Note 12(f))	717,990	717,990
As determined under U.S. GAAP	23,565,937	12,061,330
Contributed surplus as determined under Canadian GAAP and U.S. GAAP	1,740,524	652,792

Deficit
As determined under Canadian GAAP	(4,671,271)	(1,358,656)
Amortization of note discount (Note 12 (e))	394,285	394,285
Compensation expense (Note 12(f))	(717,990)	(717,990)
Mineral properties expenditures expensed under U.S. GAAP (Note 12 (d))	(5,179,723)	(2,547,179)
As determined under U.S. GAAP	(10,174,699)	(4,229,540)
Shareholders’ equity as determined under U.S. GAAP	15,131,762	8,484,582

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

12.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)     Statements of cash flows

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of cash flows would be as follows:

	2006	2005	2004
	$	$	$
Net cash used in operating activities
Canadian GAAP	(2,429,876)	(1,137,351)	(651,197)
Mineral properties expensed under U.S. GAAP	(3,805,555)	(717,203)	-
Net cash used in operating activities, U.S. GAAP	(6,235,431)	(1,854,554)	(651,197)
Net cash (used in) provided by investing activities
Canadian GAAP	(4,175,020)	(2,937,203)	1,217,463
Mineral properties expensed under US GAAP	3,805,555	717,203	-
Net cash (used in) provided by investing activities, U.S. GAAP	(369,465)	(2,220,000)	1,217,463
Financing activities
Canadian GAAP and U.S. GAAP	8,193,315	7,546,725	480,000
Increase in cash during the year	1,588,419	3,472,171	1,046,266
Cash, beginning of year	4,530,762	1,058,591	12,325
Cash, end of year	6,119,181	4,530,762	1,058,591

d)
Under Canadian GAAP, the Company accounts for mineral properties as described in Note 2. In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (”FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company considered the effects of this statement on its mineral properties and concluded that the acquisition costs relating to its mineral properties in Burkina Faso should be considered as tangible assets.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

12	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company applied this consensus and others within this EITF report using the technical reports on the measured and indicated reserves on its Belahouro property. The Company concluded that the acquisition costs of $8,877,637 relating to the Belahouro property was not impaired.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expensed as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred on the Belahouro property, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

e)
Under Canadian GAAP, the Company is required to credit capital stock for the estimated value of the conversion feature of a convertible note and amortized this amount over the term to maturity of the note. The treatment of convertible note under Canadian GAAP is not applicable under U.S. GAAP.

f)
The Company accounts for stock-based compensation as disclosed in Note 2 and accordingly there is no difference between Canadian GAAP and U.S. GAAP for the fiscal years ended June 30, 2006, 2005 and 2004. Prior to fiscal 2004, for U.S. GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

g)
Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon termination or removal of any tangible long-lived assets for years beginning after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004. The Company has determined that there were no asset retirement obligations as at June 30, 2006 and 2005.

h)
In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No.3 (“SFAS 154”), which is effective for fiscal years beginning after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.